FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  May, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                             BG Group press release

                                  May 13, 2003


BG Group and Nigeria LNG sign Memorandum of Understanding for Liquefied Natural Gas supply into the USA market



BG LNG Services, LLC (BGLS), a subsidiary of BG Group plc, announced today that it has signed a Memorandum of Understanding (MoU) with Nigeria LNG Limited
(NLNG) for long-term Liquefied Natural Gas (LNG) supply into the Lake Charles import terminal in Louisiana, USA.



The MoU envisages that BGLS will acquire 2.5 million tonnes per annum of LNG for 20 years, beginning in 2005 or early 2006, from the NLNG Plus project (Trains 4 and 5) in Finima, Bonny Island, Nigeria.



In addition, the MoU allows for BGLS to take, from the end of 2003, excess volumes from Trains 1, 2 and 3 which are not taken by existing long-term buyers. NLNG will be responsible for shipping the LNG to the Lake Charles terminal where BG has 80 per cent of capacity rights until September 2005 and 100 per cent thereafter until 2024.



Frank Chapman, Chief Executive, BG Group plc, said: "We are delighted to be making another announcement about BG Group's developing LNG portfolio. This agreement with Nigeria LNG secures delivery of Trains Four and Five straight into Lake Charles and provides the opportunity to take additional cargoes from Trains One to Three into the USA market. This agreement and the Marathon announcement made today represent further major steps in building up our portfolio of long-term competitively priced LNG."



BGLS and NLNG expect to conclude a definitive Sale and Purchase Agreement and obtain all relevant authorisations by the third quarter of 2003.



The shareholders in NLNG are Nigerian National Petroleum Corporation (49 per cent), Shell Gas B.V., (25.6 per cent) TotalFinaElf LNG Nigeria Limited (15 per cent) and Agip International (10.4 per cent).



There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Enquiries


BG Group


Robin O'Kelly, Communications                         +44 (0) 118 929 3186


Chris Lloyd, Brian McCleery or Helen Parris           +44 (0) 118 929 3025
Investor Relations



Website: www.BG-Group.com



PR 10948

Notes to Editors



BG Group's LNG Business



LNG comprises one of BG Group's core business segments. As a pioneer of LNG transportation from Lake Charles, Louisiana to Canvey Island, England in 1959, BG continues to be at the forefront of LNG activity and is involved in seven developing projects across four continents.



In January 2002, BG took 80 per cent of the capacity at North America's largest operating import terminal, Lake Charles in Louisiana, which has the capability to receive, store, vaporise and deliver an average daily send-out of 4.7 mtpa. From September 2005, BG will take 100 per cent of the capacity. In March, this year, the Federal Energy Regulatory Commission gave approval for expansion of the terminal to 8.9 mtpa. Construction is expected to be completed by the end of 2005.



BG has access to a fleet of LNG ships including the two it owns which are on long-term charter in the Atlantic Ocean and Mediterranean Sea. It has charters on four other ships which are either sub-chartered or applied to transport BG's trades. BG is expecting delivery of two new ships in 2004 and has options for a further five new build ships.



In Trinidad & Tobago, BG and partners have just brought a 3.4 mtpa third train of Atlantic LNG into production increasing output to nearly 10 mtpa. Development of a fourth 5.2 mtpa train is under discussion with the Government of Trinidad & Tobago.



BG and partners are moving forward with the development of the US$1.45 billion Egyptian LNG scheme at Idku, east of Alexandria. An agreement for the sale of a
3.6 mtpa first train was signed with Gaz de France in October 2002 for import into the French market over a 20-year period. First production is scheduled for the third quarter of 2005 and output from a proposed second train, of the same size, is at an advanced stage of marketing.

In November 2002, BG received approval to construct and operate a US$330 million, 6 mtpa LNG import terminal in Brindisi Port, on the south-east coast of Italy. Construction is expected to begin in early 2004 for operations to start in 2007.



In Indonesia, BG and partners in the Tangguh project signed a Sale and Purchase Agreement for 2.6 mtpa of LNG for the proposed Chinese LNG terminal, Fujian, for a 25-year period. The Engineering, Procurement and Construction (EPC) contract was awarded in April 2003 and marketing of the remaining output from Tangguh continues to a number of customers.



BG is the sole developer of the Pipavav LNG importation project on the west coast of India. This scheme envisages regasification for sales of 2.65 mtpa rising to a possible 5.3 mtpa from 2007 into the Indian market. A FEED study and the pre-qualification of the EPC contract have been completed.



In Bolivia, BG and partners have formed Pacific LNG which is seeking to produce and sell gas from the Margarita field to the west coast of the USA. The project envisages a liquefaction plant on the Pacific coast.



Last month, BG extended an existing agreement with the National Iranian Gas Export Company to participate in a proposed Iranian LNG liquefaction plant. This facility has the potential to be a further source of competitively priced LNG for BG's growing LNG business.



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13 May, 2003                                   By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary